Issuer Free Writing Prospectus Dated August 15, 2006

Filed Pursuant to Rule 433

Registration Statement No. 333–111623

Xerox Corporation

Issuer:	Xerox Corporation	Xerox Corporation
Security Description:	Floating Rate Senior Notes	Senior Notes
Distribution:	SEC Registered	SEC Registered
Face:	$150,000,000	$500,000,000
Gross Proceeds:	$150,000,000	$496,960,000
Underwriters’ Discounts	0.50%	1.0%
Coupon:	LIBOR+ 75 bps	6.75%
Maturity:	December 18, 2009	February 1, 2017
Offering Price:	100%	99.392%
Yield to Maturity:	NA	6.833%
Spread to Benchmark:	LIBOR+ 75 bps	T+ 190 bps
Benchmark:	3 month LIBOR	UST 4.875% due August, 2016
Ratings:	Ba2/BB+/BBB-	Ba2/BB+/BBB-
Interest Payment Dates:	December 18, March 18, June 18 and September 18	February 1 and August 1
Beginning:	December 18, 2006	February 1, 2007
Record Dates:	December 1, March 1, June 1 and September 1	January 15 and July 15
Optional Redemption:	None	Make whole call @ T+50bps
Change of Control:	Put @ 101% of principal amount plus accrued interest	Put @ 101% of principal amount plus accrued interest
Trade Date:	August 15, 2006	August 15, 2006
Settlement Date:	August 18, 2006	August 18, 2006
Maximum Concession to Dealers:	0.20%	0.40%
Maximum Re-allowance Concession:	0.25%	0.25%
CUSIP:	984121 BR 3 ISIN: US984121BR31	984121 BQ 5 ISIN: US984121BQ57
Bookrunners:	Goldman, Sachs & Co. and Bear, Stearns & Co. Inc.	Goldman, Sachs & Co. and Bear, Stearns & Co. Inc.
Co-Lead Managers:	Banc of America Securities LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities Corp.	Banc of America Securities LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities Corp.
Co-Managers:	Barclays Capital Inc., BNP Paribas Securities Corp., Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated	Barclays Capital Inc., BNP Paribas Securities Corp., Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated

The following information updates and supersedes the information in our Prospectus Supplement, Subject to Completion dated August 15, 2006, To Prospectus Dated February 3, 2004.

Change in Offering

We are offering $500,000,000 aggregate principal amount of 6.75% Senior Notes due 2017 and $150,000,000 aggregate principal amount of Floating Rate Senior Notes due 2009.

Use of Proceeds

The net proceeds of this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, are expected to be approximately $641 million. We intend to use a portion of the net proceeds to finance customer purchases of equipment, in lieu of borrowings under our existing senior secured and unsecured loan agreements, and for other general corporate purposes.

Pro Forma Financial Data

As of June 30, 2006, on a pro forma basis assuming the consummation of this offering, we would have had $7.8 billion of debt, on a consolidated basis, of which $2.6 billion would have been secured, and $0.6 billion of liabilities to subsidiary trusts issuing preferred securities outstanding.

Floating Rate Senior Notes

Xerox will issue $150,000,000 aggregate principal amount of its Floating Rate Senior Notes due 2009, pursuant to a supplemental indenture to be dated as of August 18, 2006, to an indenture dated as of June 25, 2003, as supplemented to date (the “Indenture”), between Xerox and Wells Fargo, National Association (as successor by merger with Wells Fargo Bank Minnesota, National Association), as Trustee (the “Trustee”). We urge you to read the Indenture because it, not this description, defines your rights. The terms of the Floating Rate Senior Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. A copy of the Indenture may be obtained from the Underwriters or the Company. For purposes of the description of the Floating Rate Senior Notes in this free writing prospectus, references to the “Company”, “we”, “us” and “our” include only Xerox Corporation and not its subsidiaries.

The Floating Rate Senior Notes are senior obligations of Xerox, ranking pari passu in right of payment with all other senior unsecured obligations of Xerox. The Floating Rate Senior Notes are effectively subordinated to all secured debt of Xerox and structurally subordinated to debt and preferred stock of our subsidiaries.

The Floating Rate Senior Notes are not redeemable prior to their maturity.

The Company will issue the Notes in fully registered form in denominations of $2,000 and integral multiples of $1,000. The Trustee will initially act as Paying Agent and Registrar for the Floating Rate Senior Notes. The Floating Rate Senior Notes may be presented for registration of transfer and exchange at the offices of the Registrar. The Company may change the Paying Agent and Registrar without notice to holders of the Floating Rate Senior Notes (the “Holders”).

The Floating Rate Senior Notes will have the benefit of the covenants applicable to the 6.75% Senior Notes due 2017 described in the preliminary prospectus supplement dated August 15, 2006, and will have other terms consistent with the 6.75% Senior Notes due 2017, except as described in this free writing prospectus.

Calculation of Interest on Floating Rate Senior Notes

Interest on the Floating Rate Senior Notes will accrue at a rate per the rate per annum, reset quarterly, equal to LIBOR plus 0.75%, as determined by the calculation agent (the “Calculation Agent”), which shall initially be the trustee under the Floating Rate Senior Notes (the “Trustee”), and will be payable quarterly in cash on each March 18, June 18, September 18 and December 18, commencing on December 18, 2006, to the persons who are registered Holders at the close of business on the March 1, June 1, September 1 and December 1 immediately preceding the applicable interest payment date. Interest on the Floating Rate Senior Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance to but excluding the actual interest payment date.

“Determination Date,” with respect to an Interest Period, will be the second London Banking Day preceding the first day of the Interest Period.

“Interest Period” means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period shall commence on and include the Issue Date and end on and include December 18, 2006.

“Issue Date” means August 18, 2006.

“LIBOR,” with respect to an Interest Period, will be the rate (expressed as a percentage per annum) for deposits in United States dollars for a three-month period beginning on the second London Banking Day after the Determination Date that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide such bank’s offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in U.S. dollars for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such offered quotations are so provided, LIBOR for the Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent, to provide such bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in United States dollars to leading European banks for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such rates are so provided, LIBOR for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then LIBOR for the Interest Period will be LIBOR in effect with respect to the immediately preceding Interest Period.

“London Banking Day” is any day in which dealings in U.S. dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Representative Amount” means a principal amount of not less than U.S.$1,000,000 for a single transaction in the relevant market at the relevant time.

“Telerate Page 3750” means the display designated as “Page 3750” on the Moneyline Telerate service (or such other page as may replace Page 3750 on that service).

The amount of interest for each day that the Floating Rate Senior Notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the Floating Rate Senior Notes. The amount of interest to be paid on the Floating Rate Senior Notes for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period.

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or ..0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

The interest rate on the Floating Rate Senior Notes will in no event be higher than the maximum rate permitted by applicable law.

The Calculation Agent will, upon the request of any Holder of Floating Rate Senior Notes, provide the interest rate then in effect with respect to the Floating Rate Notes. All calculations made by the Calculation Agent in the absence of manifest error will be conclusive for all purposes and binding on Xerox and the Holders of the Floating Rate Senior Notes.

Offering Expenses

We estimate that our total expenses of this offering will be approximately $650,000. The underwriters have agreed to reimburse us for a portion of those expenses.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 212-902-1171.